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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.   3   )

                               PERINI CORPORATION
                               ------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    713839108
                                    ---------
                                 (CUSIP Number)


                              Nomi L. Castle, Esq.
                                  Castle & Lax
                        1925 Century Park East, Suite 210
                              Los Angeles, CA 90067
                              ---------------------
                      (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

             (Date of Event which Requires Filing of this Statement)

                                  July 24, 1996
                                  -------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /x/.

Check the following box is a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


- ---------------------------------                -------------------------------

CUSIP NO.       713839108                               PAGE 2 OF 7 PAGES
                ---------
- ---------------------------------                -------------------------------

- --------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Ronald N. Tutor         ###-##-####


- --------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/+
                                                                       (b) / /



- --------------------------------------------------------------------------------
3          SEC USE ONLY


- --------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                             PF

- --------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                   / /


- --------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

- --------------------------------------------------------------------------------
                             7          SOLE VOTING POWER

                                         -0-
                         -------------------------------------------------------
         NUMBER OF           8          SHARED VOTING POWER
          SHARES
       BENEFICIALLY                      351,318
         OWNED BY        -------------------------------------------------------
           EACH              9          SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                          -0-
           WITH          -------------------------------------------------------
                             10         SHARED DISPOSITIVE POWER

                                         351,318
- --------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              351,318
- --------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*   / /


- --------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.4%
- --------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

              IN
- --------------------------------------------------------------------------------
+  See discussion below.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


- ---------------------------------                -------------------------------

CUSIP NO.       713839108                               PAGE 3 OF 7 PAGES
                ---------
- ---------------------------------                -------------------------------

- --------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Tutor-Saliba Corporation         95-3692356


- --------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/+
                                                                       (b) / /



- --------------------------------------------------------------------------------
3          SEC USE ONLY


- --------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                             WC

- --------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                   / /


- --------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

              California
- --------------------------------------------------------------------------------
                             7          SOLE VOTING POWER

                                         351,318
                         -------------------------------------------------------
         NUMBER OF           8          SHARED VOTING POWER
          SHARES
       BENEFICIALLY                      None
         OWNED BY        -------------------------------------------------------
           EACH              9          SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                          351,318
           WITH          -------------------------------------------------------
                             10         SHARED DISPOSITIVE POWER

                                         None
- --------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              351,318
- --------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*   / /


- --------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.4%
- --------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

              CO
- --------------------------------------------------------------------------------
+  See discussion below.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D (CONT.)                                                 PAGE 4 OF 7
- --------------------------------------------------------------------------------

                  This Schedule 13D Amendment No. 3 is filed by and on behalf of Ronald Tutor ("Tutor") and Tutor-Saliba Corporation ("Tutor-Saliba" and, with Tutor, the "Reporting Persons"). Tutor is the president and chief executive officer of Tutor-Saliba, and owns or controls 100% of its voting stock. By virtue of his position with and ownership interest in Tutor-Saliba, Tutor may be deemed to have shared voting and dispositive power with Tutor-Saliba. As described more fully in Item 4 below, the Reporting Persons are filing this
Schedule 13D Amendment pursuant to RULE 13D-1(a) because Tutor-Saliba is considering becoming a limited partner in a partnership (the "Partnership") formed by Richard C. Blum & Associates, L.P. that has negotiated to acquire shares of Series B Cumulative Convertible Preferred Stock (the "Series B Cumulative Convertible Preferred Stock") of Perini Corporation (the "Issuer"), which will be convertible into shares of common stock of the Issuer. As noted below, the consummation of the agreement to purchase the Series B Cumulative Convertible Preferred Stock is subject to certain significant contingencies. Although there is no formal agreement, written or oral, regarding the acquisition, disposition or voting of the securities of the Issuer as between the Reporting Persons and the Partnership, the Reporting Persons and the Partnership expect that they will be consulting with each other, that Tutor-Saliba may be an investor in the Partnership and that Tutor may become a designated nominee of the Partnership as a director of the Issuer, and thus they may, for some purposes, be deemed to be members of a group with respect to the Issuer.

ITEM 1.           SECURITY AND ISSUER.

                  This Schedule 13D Amendment relates to shares of Common Stock and Series B Cumulative Convertible Preferred Stock of the Issuer. The principal executive office and mailing address of the Issuer is 73 Mt. Wayte Avenue, Framingham, Massachusetts 01701.

ITEM 2.           IDENTITY AND BACKGROUND.

                  Same.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The source of funds for the investment in securities of the Partnership, if made, will be the working capital of Tutor-Saliba.

ITEM 4.           PURPOSE OF TRANSACTION.

                  The purpose of the investment in securities of the Partnership, if made, will be for investment.

                  Based upon discussions with the Partnership and the Issuer, the Reporting Persons understand that the Partnership has agreed to acquire the Series B Convertible Preferred Stock for investment purposes and, if the transaction is consummated, intends to participate actively in the direction of the Issuer. The consummation of the Stock Purchase and Sale Agreement pursuant to which this investment is to be made, a copy of which is annexed hereto as
Exhibit 4.1, will lead to the addition to the Issuer's Board of Directors of three designees of the Partnership, and membership of at least one of those three new directors on each of the Committees of the Board of Directors of Issuer, except for the Executive Committee of the Board of Directors of Issuer on which all of the new directors will serve. One of these designated directors may be Tutor. Also as reflected in Exhibit 4.1, consummation of the transaction will also lead to the amendment of the by-laws of the Issuer to provide that no action of the Board of Directors on certain matters be taken without the prior favorable recommendation of the Executive Committee and that the Executive Committee will oversee the chief executive officer of the Issuer. The consummation of the Stock Purchase and Sale Agreement is subject to certain significant contingencies set forth therein, including completion of due diligence satisfactory to the Partnership and successful renegotiation of certain of the Issuer's credit facilities.

                  Other than as set forth in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a)-(j) of Item 4 of
Schedule 13D, or any agreement regarding such matters, although they may in the future take actions which would have such consequences.

                  Reporting Persons' plans are consistent with those of the Partnership.

SCHEDULE 13D (CONT.)                                                 PAGE 5 OF 7
- --------------------------------------------------------------------------------


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a), (b) According to information furnished to the Reporting Persons by the Issuer, there were 4,723,754 shares of Common Stock issued and outstanding as of March 31, 1996. Based on such information, Tutor-Saliba reports direct holdings of 351,318 shares of Common Stock, amounting to 7.4% of the outstanding and issued shares of Common Stock.

                           There are currently no shares of Series B Cumulative
Convertible Preferred Stock issued or outstanding. After taking into account the transaction described in Item 4 above, the Partnership will own 150,150 shares of Series B Cumulative Convertible Preferred Stock, comprising 100% of such series.

                  (c) Ronald N. Tutor sold 2,500 shares on May 28, 1996 and 2,800 shares on May 29, 1996; Tutor-Saliba sold 6,000 shares on May 29, 1996 and 11,000 shares on June 5, 1996.

                  (d)      Not applicable.

                  (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The Reporting Persons are not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except that (a) Tutor-Saliba is considering becoming a limited partner under the partnership agreement of the Partnership, and (b) if the Stock Purchase and Sale Agreement is consummated and one or both of the Reporting Persons are investors in the Partnership, the Reporting Persons would each be a party to a voting agreement with the Partnership, the Issuer and certain of its affiliates to ratify the transactions described in Item 4 (including but not limited to the Stock Purchase and Sale Agreement and the by-law amendments at the next shareholder meeting of the Issuer and the election of three directors of Issuer designated by the Partnership).

                  If the Stock Purchase and Sale Agreement is consummated and one or both of the Reporting Persons are investors in the Partnership, for two years thereafter the Reporting Persons will have to refrain from purchasing any securities, securities convertible into or exchangeable for Class B Cumulative Convertible Preferred Stock securities of Issuer except under certain circumstances.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit A - Joint Filing Undertaking.

SCHEDULE 13D (CONT.)                                                 PAGE 6 OF 7
- --------------------------------------------------------------------------------



                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

July 25, 1996

RONALD TUTOR                                 TUTOR-SALIBA CORPORATION



                                             By:  /s/ RONALD TUTOR
- -----------------------------------               ------------------------------
                                                  Ronald Tutor, its President